

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 19, 2010

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

>   **Re: Resource Real Estate Opportunity REIT, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-11**
>   **Filed May 7, 2010**
>   **File No. 333-160463**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referenced in our comments correlate to the page numbers found in the courtesy copies that you provided us.

AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-11

Summary

1.   We note your prospectus summary is 30 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

Alan F. Feldman
Resource Real Estate Opportunity REIT, Inc.
May 19, 2010
Page 2

Risk Factors, page 31

"We may experience adverse business developments or conditions similar to those affecting certain programs sponsored by our sponsor . . . ," page 36

2.   We note the revised risk factor on the cover and page 36 that some of the other programs sponsored by your sponsor have experienced adverse business developments or conditions. Please revise your risk factor on page 36 to specifically identify these certain programs and quantify the lower than originally expected cash flows from operations. Provide similar disclosure in your summary risk factors on page 5.

Conflicts of Interest, page 97

Receipt of Fees and Other Compensation by Our Advisor and its Affiliates, page 99

3.   Refer to the fourth bullet point in this section. Please expand this disclosure to clearly state that acquisition fees are based on the cost of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest. In addition, please disclose in this section and elsewhere, as appropriate, whether you intend to acquire investments from other Resource Real Estate-sponsored programs.

Annual Valuation, page 176

4.   We note your revised disclosure that, after the 18-month period, you expect your advisor will provide estimated values for your shares and that you do not currently anticipate obtaining appraisals. Please disclose how your advisor will determine the estimated values.

Convertible Stock, page 178

5.   We note that, except for certain limited circumstances, you may not redeem all or any portion of the outstanding shares of convertible stock. Please revise to disclose these certain limited circumstances. In addition, please revise to more succinctly explain how your convertible stock converts or consider providing a sample calculation.

Appendix A - Prior Performance Tables, page A-1

Table V – Sale or Disposition of Assets, page A-19

AR Real Estate Investors LLC, page A-19

6.   Please revise this table to more closely track the table presented as Table V of Industry Guide 5.

Part II. Information Not Required in Prospectus

Item 31. Other Expenses of Issuance and Distribution, page II-1

7.   Please identify and explain by footnote or otherwise the 'Other expenses related to registration and offering of securities.'

SALES LITERATURE SUBMITTED APRIL 21, 2010

8.   Please revise your risk factors to include all your summary risk factors as presented on the cover page of your prospectus.

9.   We note your disclosure that the properties pictures are owned by an affiliate of RRE and that you will not acquire them. Please revise to clearly state that you do not currently own any properties.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert Bergdolt, Esq.
    R. Neil Miller, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2000